Exhibit (a)(5)

HANWHA SOLARONE ANNOUNCES PUT OPTION

NOTIFICATION FOR 3.5% CONVERTIBLE SENIOR NOTES DUE 2018

SHANGHAI, PRC — December 9, 2014 — Hanwha SolarOne Co., Ltd. (“Hanwha SolarOne”) (NASDAQ: HSOL), top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, today announced it is notifying holders of its 3.5% Convertible Senior Notes due 2018 (the “Notes”) that the holders have the right, pursuant to the terms of the indenture governing the Notes, to require the Company to repurchase all or a portion of their Notes (the “Put Right”). The Company has elected to repurchase any Notes for which holders properly exercise their Put Right for cash. The Put Right expires at 5:00 p.m., New York City time, on Thursday, January 8, 2015.

As required by rules of the United States Securities and Exchange Commission, the Company will file a Tender Offer Statement on Schedule TO today. In addition, documents specifying the terms, conditions and procedures for exercising the Put Right will be available through the Depository Trust Company and the paying agent, which is The Bank of New York. None of the Company, its board of directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Right. The Put Right entitles each holder of the Notes to require the Company to repurchase all or a part of such holder’s Notes in principal amounts equal to US$1,000 or integral multiples of US$1,000. The purchase price for such Notes will be US$1,017.50 per per US$1,000 outstanding of notes, equal to 100% of the aggregate principal amount of the Notes, plus any accrued and unpaid interest up to, but excluding, January 15, 2015, which is the date specified in the indenture for the repurchase (the “Put Right Purchase Date”), upon the terms and subject to the conditions set forth in the Notes and the indenture governing the Notes. The Put Right Purchase Date is an interest payment date under the terms of the Notes. Accordingly, on January 15, 2015, the Company will pay accrued and unpaid interest on all of the Notes through January 14, 2015, to all Noteholders who were Noteholders of record on January 1, 2015, regardless of whether the Put Right is exercised with respect to such Notes. On the Put Right Purchase Date, there will be no accrued and unpaid interest on the Notes. As of December 9, 2014, there was U$86,075,000 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase pursuant to the Put Option, the aggregate cash purchase price will be US$87,581,312.5. The Company intends to use available cash to fund the purchase of any Notes with respect to which a holder has validly exercised the Put Right.

The Notes will be convertible, in certain circumstances, into the Company’s American Depositary Shares (“ADSs”), each representing five ordinary shares, par value US$0.0001 per share of the Company. Any conversion into the Company’s ADSs will be based on an initial conversion rate of 52.2876 ADSs per US$1,000 principal amount Notes. On December 8, 2014, the closing price of the ADSs on the NASDAQ Global Market was US$1.52 per ADS.

The opportunity for holders of the Notes to exercise the Put Right commences today, December 9, 2014, and will terminate at 5:00 p.m. New York City time, on January 15, 2015. In order to exercise the Put Right, a holder must follow the transmittal procedures set forth in the Company’s Put Right Notice to holders (the “Put Right Notice”), which is available through the Depository Trust Company and The Bank Of New York. Holders may withdraw any previously tendered Notes pursuant to the terms of the Put Right at any time prior to 5:00 p.m. New York City time, on January 14, 2015, which is the business day prior to the Put Right Purchase Date, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities of Hanwha SolarOne Co., Ltd. The offer to purchase the Notes will be only pursuant to, and the Notes may be tendered only in accordance with the Company’s Put Right Notice dated December 9, 2014 and related documents. Holders of Notes may request the Company’s Put Right Notice from the paying agent, The Bank of New York.

By Registered & Certified Mail: THE BANK OF NEW YORK 101 Barclay Street Floor 4 East New York, NY 10286 U.S.A. Attention: Global Corporate Trust	By Regular Mail & Overnight Courier: THE BANK OF NEW YORK 101 Barclay Street Floor 4 East New York, NY 10286 U.S.A. Attention: Global Corporate Trust

With a copy to:	With a copy to:

THE BANK OF NEW YORK 24/F Three Pacific Place 1 Queen’s Road East Hong Kong Attention: Global Corporate Trust	THE BANK OF NEW YORK 24/F Three Pacific Place 1 Queen’s Road East Hong Kong Attention: Global Corporate Trust

By Facsimile (for Eligible Institutions only):

+1 212 815 5802 / +1 212 815 5803

With a copy to

+852 2295 3283

For Information or Confirmation by Telephone:

+852 2840 6607

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S SCHEDULE TO, PUT RIGHT NOTICE AND OTHER RELEVANT DOCUMENTS FILED WITH THE UNITED STATED SECURITIES AND EXCHANGE COMMISSION (“SEC”) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SM ENERGY COMPANY AND THE PUT RIGHT.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, www.sec.gov. Documents filed with the SEC may also be obtained without charge at Hanwha SolarOne’s website, http://www.hanwha-solarone.com.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. Hanwha SolarOne maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. For more information, please visit: www.hanwha-solarone.com.

Investor Relations

For further information, please contact:

Hanwha SolarOne:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

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